[LETTERHEAD OF CONTINENTAL RESOURCES, INC.]

VIA EDGAR AND FACSIMILE

November 24, 2009

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Continental Resources, Inc.
Registration Statement on Form S-4
Filed October 9, 2009
File Number 333-162413

Dear. Mr. Schwall:

On November 5, 2009, Continental Resources, Inc. (the “Company” or “we”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing (the “Registration Statement”). Simultaneously with the filing of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

General

1.	We note your disclosure under “Your Representations to Us” on page 16. It appears that you are registering the notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s position contained in these letters, include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters, and briefly discuss the bases for your belief that you have complied with the requirements set forth in these SEC No-Action Letters.

Response:

Attached to this response letter as Annex I is a supplemental letter from the Company stating that it is registering the exchange offer in reliance on the Commission’s position contained in the Exxon Capital, Morgan Stanley and Shearman & Sterling no action letters, which includes the representations contained in the Morgan Stanley and Sherman & Sterling no action letters.

Cover Page

2.	Please revise the cover page of your prospectus to disclose the following information:

•	broker-dealers who receive new notes pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new notes; and

•

broker-dealers who acquired the old notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new notes.

Response:

We acknowledge the Staff’s comment and have amended the disclosure on the cover page of the prospectus in Amendment No. 1 to include the requested information pertaining to broker-dealers.

Certain Definitions, pages 48-68

3.	We note the inclusion of numerous detailed definitions that also appear the indenture. To clarify your disclosure, please consider reducing the number of defined terms in this section and summarizing certain defined terms as appropriate.

Response:

We acknowledge the Staff’s comment. However, we believe that the definitional disclosure in the Registration Statement is appropriate for exchange offers of this nature. As noted in the introduction to “Plain English Comes to the High Yield Market” (Latham & Watkins, October 1998), which was prepared in consultation with the Staff, the high yield prospectus must “balanc[e] the obligation of issuers to comply with the new plain English rules in their disclosure document and the market reality that covenants, definitions and other negotiated provisions of a high yield deal are ‘magic words’ that high yield buyers expect to see recited verbatim in disclosure documents.” Based on a review of the definitions suggested for inclusion in high yield offerings in “Plain English Comes to the High Yield Market,” we believe that the breadth of definitions used in the Registration Statement is in line with the expectations of investors in the high yield market. Accordingly, we have elected not to reduce the number of terms defined in the “Description of Notes – Certain Definitions” subsection in Amendment No. 1.

Annex A: Letter of Transmittal

4.	Pursuant to the Exxon Capital line of letters, a broker-dealer that purchased its securities directly from the issuer may not participate in an Exxon Capital exchange offer. Please therefore explain your statement under paragraph 5 that a broker-dealer that is unable to make the representation in subparagraph (d), i.e., that it will receive the new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, may elect to have his notes registered in the shelf registration statement described in the Registration Rights Agreement. Please also explain the related provision in Section 4 of the Registration Rights Agreement that a broker-dealer holding initial securities “acquired directly from the Company or one of its affiliates” may request that the company and the guarantor file, at their expense, a shelf registration statement.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we do not believe there is an inconsistency in either paragraph 5 of the letter of transmittal contained in the Registration Statement or in Section 4 of the Company’s Registration Rights Agreement dated September 23, 2009 with the Exxon Capital line of no-action letters. Consistent with the Exxon Capital line of no-action letters, the prospectus (including the letter of transmittal) makes clear that any broker-dealer that purchased its Notes directly from us may not participate in our exchange offer. However, the Exxon Capital line of no-action letters does not prohibit an issuer from granting such a broker-dealer the right to register its securities for resale pursuant to a separate shelf registration statement. Moreover, we understand that such practice has been common in the high-yield market for a number of years.

Exhibit 5.1

5.	With regard to the limitations in the paragraph beginning with the words “We express no opinions concerning….” please obtain an explanation from counsel as to why they believe these limitations are necessary and appropriate. We may have further comments after reviewing counsel’s explanation.

Response:

We acknowledge the Staff’s comment and have discussed the limitations with Vinson & Elkins L.L.P., the Company’s outside counsel. Although Vinson & Elkins L.L.P. has advised us that they believe that the limitations are appropriate, they have chosen to delete them in the revised Exhibit 5.1 being filed with Amendment No. 1.

6.	For each jurisdiction, make clear whether the opinion encompasses the applicable statutory provisions, the rules and regulations underlying the provisions, and applicable judicial and regulatory determinations. This comment also applies to Exhibit 5.2.

Response:

We acknowledge the Staff’s comment and have filed revised Exhibits 5.1 and 5.2 with Amendment No. 1 with the requested clarifying language.

Exhibit 5.2

7.	Please submit a revised legality opinion opining that the notes and the guarantee will be binding obligations, subject to bankruptcy and equitable principles limitations.

Response:

We acknowledge the Staff’s comment, but we believe that it is neither necessary nor appropriate to revise Exhibit 5.2 to cover enforceability matters. Mr. Fischbach, who is the General Counsel of the Company, is a member of the Oklahoma bar only and is not admitted to practice in the State of New York. Mr. Fischbach’s opinion goes only to due authorization and delivery of the Indenture, the Guarantee and the Notes by the Company and the Subsidiary Guarantor, which are matters of Oklahoma law. Mr. Fischbach’s opinion does not speak to enforceability of those documents, inasmuch as New York law governs those documents and an enforceability opinion would invoke New York law. Accordingly, the opinion of Vinson & Elkins L.L.P., which has been filed as Exhibit 5.1, covers enforceability matters under New York law and relies upon Mr. Fischbach’s opinion as to due authorization and delivery of the Indenture, the Guarantee and the Notes.

* * * * *

If you have any questions regarding the foregoing responses, please contact the undersigned at (580) 548-5110 or David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Sincerely,

/S/ JOHN D. HART
John D. Hart Senior Vice President, Chief Financial Officer

Cc:

Tracey L. McNeil, U.S. Securities and Exchange Commission

Michael Karney, U.S. Securities and Exchange Commission

Donald P. Fischbach, General Counsel, Continental Resources, Inc.

David P. Oelman, Vinson & Elkins L.L.P.

Annex I

[LETTERHEAD OF CONTINENTAL RESOURCES, INC.]

November 24, 2009

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549-7010

Attn:	H. Roger Schwall
Division of Corporation Finance

Re:	Amendment No. 1 to Registration Statement on Form S-4
Filed November 24, 2009
File No. 333-162413

Dear Mr. Schwall:

This letter supplements Amendment No. 1 to Form S-4 of Continental Resources, Inc. (the “Company”) with respect to an offer to exchange (the “Exchange Offer”) the Company’s 8.25% Senior Notes due 2019, which were originally issued on September 23, 2009 (the “Outstanding Notes”), for new notes with terms materially identical to the Outstanding Notes but which have been registered under the Securities Act of 1933, as amended (the “Exchange Notes”). In connection with the above-referenced Registration Statement (the “Registration Statement”), the Company hereby confirms and represents as follows:

1. The Company is registering the Exchange Offer in reliance on the Staff’s position and representations set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No Action Letters”).

2. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s knowledge and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering Outstanding Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3. The Company will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

4. Neither the Company nor any of its affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

5. The Company will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer. The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If any additional supplemental information is required by the Staff, please contact the undersigned at (580) 548- 5137 or David P. Oelman of Vinson & Elkins L.L.P., whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Very truly yours,

CONTINENTAL RESOURCES, INC.

By:	/S/ DONALD P. FISCHBACH
Donald P. Fischbach Secretary and General Counsel